Exhibit 99.1

Alibaba Group Announces March Quarter and Full Fiscal Year 2021 Results

Hangzhou, China, May 13, 2021 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter and fiscal year ended March 31, 2021.

“Alibaba achieved a historic milestone of one billion annual active consumers globally in the fiscal year ended March 2021,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Our overall business delivered strong growth on a healthy foundation, with the Alibaba Ecosystem generating a record US$1.2 trillion in GMV during this fiscal year. Such achievements were built on top of clear value propositions that we offer to consumers and merchants. We remain very excited about the growth of China’s consumption economy, which is benefiting from the acceleration of digitalization in all aspects of life and work. We will continue to focus on customer experience and value creation through innovation, as we pursue our mission to make it easy to do business anywhere in the digital era.”

“We surpassed our annual revenue guidance in fiscal year 2021 by achieving strong organic revenue growth of 32% excluding the consolidation of the newly-acquired Sun Art. This was driven by robust performance of our core commerce businesses as well as continued growth of Alibaba Cloud. Our adjusted EBITDA grew 25% year-over-year while we increased investments in new businesses and key strategic growth areas,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We expect to generate over RMB930 billion in revenue in fiscal year 2022. Given the market potential and our proven profit and cash flow generation capabilities, we plan to use all of our incremental profits and additional capital in fiscal year 2022 to support our merchants and invest into new businesses and key strategic areas that will help us increase consumer wallet share and penetrate into new addressable markets.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2021:

•	Revenue was RMB187,395 million (US$28,602 million), an increase of 64% year-over-year. Excluding the consolidation of Sun Art, our revenue would have grown 40% year-over-year to RMB159,952 million (US$24,413 million).

•	Annual active consumers on our China retail marketplaces was 811 million for the twelve months ended March 31, 2021, an increase of 32 million from the twelve months ended December 31, 2020.

•	Mobile MAUs on our China retail marketplaces reached 925 million in March 2021, an increase of 23 million over December 2020.

•	Loss from operations was RMB7,663 million (US$1,170 million) due to a RMB18,228 million (US$2,782 million) fine levied by China’s State Administration for Market Regulation pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”). Excluding this one-time impact, our income from operations would have been RMB10,565 million (US$1,612 million), an increase of 48% year-over-year. Adjusted EBITDA, a non-GAAP measurement, increased 18% year-over-year to RMB29,898 million (US$4,563 million). Adjusted EBITA, a non-GAAP measurement, increased 14% year-over-year to RMB22,612 million (US$3,451 million).

•	Net loss attributable to ordinary shareholders was RMB5,479 million (US$836 million), and net loss was RMB7,654 million (US$1,168 million), primarily due to the above-mentioned Anti-monopoly Fine. Excluding this impact and certain other items, non-GAAP net income was RMB26,216 million (US$4,001 million), an increase of 18% year-over-year.

•	Diluted loss per ADS was RMB1.99 (US$0.30) and diluted loss per share was RMB0.25 (US$0.04 or HK$0.30), primarily due to the above-mentioned Anti-monopoly Fine. Excluding this impact and certain other items, non-GAAP diluted earnings per ADS was RMB10.32 (US$1.58), an increase of 12% year-over-year and non-GAAP diluted earnings per share was RMB1.29 (US$0.20 or HK$1.53), an increase of 12% year-over-year.

•	Net cash provided by operating activities was RMB24,183 million (US$3,691 million). Non-GAAP free cash flow was an outflow of RMB658 million (US$100 million), compared to an outflow of RMB4,214 million in the same quarter of 2020.

In the fiscal year ended March 31, 2021:

•	Revenue was RMB717,289 million (US$109,480 million), an increase of 41% year-over-year. Excluding the consolidation of Sun Art starting in October 2020, our revenue would have grown 32% year-over-year to RMB674,420 million (US$102,937 million).

•	Annual active consumers for the Alibaba Ecosystem reached a milestone of over 1 billion, including 891 million consumers across our China retail marketplace, Local Consumer Services and digital media and entertainment platforms, and approximately 240 million consumers outside China. Annual active consumers on our China retail marketplaces was 811 million, an increase of 85 million from the twelve months ended March 31, 2020.

•	Mobile MAUs on our China retail marketplaces reached 925 million in March 2021, an increase of 79 million over March 2020.

•	GMV transacted in the Alibaba Ecosystem was RMB8,119 billion (US$1,239 billion) for fiscal year 2021, which mainly included China retail marketplaces GMV of RMB7,494 billion (US$1,144 billion), as well as international retail marketplaces and Local Consumer Services GMV.

•	Income from operations was RMB89,678 million (US$13,688 million), a decrease of 2% year-over-year, primarily due to the above-mentioned Anti-monopoly Fine as well as a RMB16,054 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees. Adjusted EBITDA, a non-GAAP measurement, increased 25% year-over- year to RMB196,842 million (US$30,044 million). Adjusted EBITA, a non-GAAP measurement, increased 24% year-over-year to RMB170,453 million (US$26,016 million).

•	Adjusted EBITA for core commerce was RMB194,512 million (US$29,688 million), an increase of 17% year-over-year. Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 17% year-over-year to RMB229,134 million (US$34,973 million). Starting this quarter, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses (primarily Freshippo, Tmall Supermarket, Community Marketplaces and Taoxianda), Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

•	Net income attributable to ordinary shareholders was RMB150,308 million (US$22,941 million), and net income was RMB143,284 million (US$21,869 million), which reflected the above-mentioned Anti-monopoly Fine and the increase in share-based compensation expense described in “Income from operations” above. Excluding these impacts and certain other items, non-GAAP net income was RMB171,985 million (US$26,250 million), an increase of 30% year-over-year.

•	Diluted earnings per ADS was RMB54.70 (US$8.35) and diluted earnings per share was RMB6.84 (US$1.04 or HK$8.09), which reflected the above-mentioned Anti-monopoly Fine and the increase in share-based compensation expense described in “Income from operations” above. Excluding these impacts and certain other items, non-GAAP diluted earnings per ADS was RMB65.15 (US$9.94), an increase of 23% year-over-year and non-GAAP diluted earnings per share was RMB8.14 (US$1.24 or HK$9.63), an increase of 23% year-over-year.

•	Net cash provided by operating activities was RMB231,786 million (US$35,378 million) and non-GAAP free cash flow was RMB172,662 million (US$26,353 million), an increase of 32% year-over- year.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Alibaba Ecosystem

Our China consumer-facing businesses include China retail marketplaces, Local Consumer Services and digital media and entertainment platforms, serving the Chinese consumer sector, which is a RMB41.9 trillion (US$6.4 trillion) market for the twelve months ended March 31, 2021, according to the National Bureau of Statistics. Our China consumer-facing businesses served 891 million annual active consumers during the twelve months ended March 31, 2021. Our international retail marketplaces, which include mainly the AliExpress cross-border retail platform and Lazada in Southeast Asia, served approximately 240 million annual active consumers during the same period. Our China and international consumer segments combined to serve over one billion annual active consumers and generated RMB8,119 billion (US$1,239 billion) in GMV.

Our digital infrastructure, such as smart logistics and cloud computing, which enables and underpins across our platforms to serve our major commerce, local services and entertainment businesses, gives us unique technology-driven capabilities to meet changing consumer demand and help our enterprise customers and partners achieve digital transformation.

Core Commerce

China Retail Marketplaces – comprehensive product supply and engaging user experience drive consumer growth and high consumer retention rate

Consumers

In March 2021, our China retail marketplaces had 925 million mobile MAUs, representing annual and quarterly net increases of 79 million and 23 million, respectively. There were 811 million annual active consumers on our China retail marketplaces for the twelve months ended March 31, 2021, representing annual and quarterly net increases of 85 million and 32 million, respectively. In fiscal year 2021, approximately 70% of new annual active consumers were from less developed areas.

In fiscal year 2021, the strong GMV and user growth on our China retail marketplaces reflected our strategic focus on less developed cities and towns and broadening offerings of products and services to meet diverse consumption demand. Overall online physical goods GMV, excluding unpaid orders, grew 21% year-over-year in fiscal year 2021, driven primarily by the fast-moving-consumer-goods (FMCG) and home furnishing categories, and 33% year-over-year in the March quarter, driven primarily by the apparel and home furnishing categories. For the March quarter, Tmall online physical goods GMV, excluding unpaid orders, grew 26% year-over-year and Taobao online physical goods GMV, excluding unpaid orders, grew even faster as SME merchants recovered from the pandemic.

Our app platforms appeal to a growing and increasingly diverse consumer base at various income levels as well as present different purchase use cases for the same consumer. Taobao Deals (特价版) offers value-for-money products for the price-conscious consumer and achieved rapid growth in fiscal year 2021. Annual active consumers of Taobao Deals reached over 150 million for the twelve months ended March 31, 2021. Taobao Deals continues to be an offering that attracts incremental users especially in less developed areas, and we have seen robust retention rate given its clear value-for-money proposition and its expanding product selections in different categories.

We also saw increasing engagement of the existing consumer base on our China retail app platforms. The longer a consumer has shopped on our platforms, the more they spend through more orders across more product categories. In fiscal year 2021, average annual spending per consumer on our China retail marketplaces reached over RMB9,200 (US$1,404). Consumers on our China retail marketplaces exhibit high retention across all spending levels.

Product Supply

A key to the success of our business is broadening product supply, including increasing the range of branded and imported products, going upstream to directly source agricultural products and expanding the breadth of selection of value-for-money and long-tail products. Consumption upgrading also helped to drive our business, as more consumers are purchasing from flagship stores of high-end brands and international retailers on our platforms. More than 200 luxury brands and retailers, such as Cartier, Farfetch, Gucci, IWC and Van Cleef & Arpels, operated their flagship stores on our China retail marketplaces, as of March 31, 2021.

Engagement

The Taobao app is the largest social commerce platform in China, offering rich, highly relevant and curated content and features that enable merchants to engage with consumers through live-streaming, short-form videos, interactive games and microblogs. Among these interactive features, livestreaming is one of the fastest growing with significant scale. Taobao Live GMV reached over RMB500 billion (US$76.3 billion) in fiscal year 2021.

New Retail – multi-format New Retail businesses built on an expanding digital supply chain and increasingly diversified fulfilment services

Our New Retail strategy is to develop a digital commerce infrastructure that offers an upgraded consumer experience by seamlessly integrating online and offline. Over the years, we have helped many retailers digitally transform their businesses and created multiple retail formats that have enabled new consumption experiences by leveraging our consumer insights and technology. These New Retail businesses are supported and strengthened by our ecosystem with an expanding supply chain and increasingly diversified fulfilment services.

Our New Retail commerce infrastructure now offers a full range of high-frequency fulfilment services that include on-demand delivery, same-or-next day delivery and next day pick-up services for a full range of consumable and physical products. We will continue to expand all of these fulfilment services across China to reach and serve even more consumers in both large cities and less developed areas as well as drive higher purchase frequency through more effective cross-selling on our China retail marketplaces.

Community Marketplaces – As part of our latest exploration in New Retail, we started the Community Marketplaces business in select regions in China. Our Community Marketplaces business is supported by our next-day pickup fulfilment services and the supply capabilities of Freshippo, Sun Art and other partners. Given the initial success and long-term growth potential, we established a new business group in early 2021 to consolidate the resources and capabilities of the Alibaba Ecosystem in order to accelerate the growth of our Community Marketplaces business. Our Community Marketplaces are rapidly expanding their logistics and fulfilment infrastructure and aim to achieve broad coverage across mainland China within the next twelve months.

Freshippo – Our self-operated retail chain Freshippo (known as “Hema” in Chinese) continued to execute a multi-format and multi-banner expansion strategy. In fiscal year 2021, Freshippo achieved healthy same-store sales growth, enriched and optimized its product selection and introduced new initiatives to improve customer experience. As of March 31, 2021, we had 257 self-operated Freshippo stores (compared to 202 stores as of March 31, 2020), primarily located in tier-one and tier-two cities throughout China.

Taoxianda – Taoxianda, our online-offline retail integration service solution for FMCG brands and third-party grocery retail partners, puts us at the forefront of transforming the retail industry by digitalizing all aspects of store-based operations. Taoxianda drove Sun Art’s digitalization of its hypermarkets and, along with our other businesses, facilitated the growth of Sun Art’s online revenue. For the twelve months ended March 31, 2021, online revenue represented 24% of Sun Art’s sales of goods, increasing from 17% for the twelve months ended March 31, 2020. As of March 31, 2021, in addition to Sun Art, Taoxianda helped 42 retail chains to open online stores with services available across 145 cities in China and enabled over 168 retail chains, supermarkets and marketplaces to digitalize their marketing program.

Local Consumer Services – Investing for new user acquisition and enhanced consumer experience

In fiscal year 2021, Ele.me continued to improve its merchant supply and operating efficiency, as reflected in the increasing number of merchants, higher portion of GMV from national and regional chains and improved unit economics year-over-year. Building on this progress, starting from the March quarter 2021, Ele.me stepped up its investment in user acquisition as well as user experience enhancement. For example, during the Chinese New Year period Ele.me increased its rider subsidy to address the usual shortage of riders. As a result, Ele.me’s average daily number of paying members continued to grow strongly at approximately 40% year-over-year during the March quarter.

Cainiao Network – improving efficiency across the Alibaba Ecosystem and the logistics industry in China and internationally

Cainiao Network continues to expand both its domestic services and global smart logistics infrastructure by deepening integration with logistics partners as well as offering more products and services. In fiscal year 2021, after elimination of inter-company transactions, Cainiao Network achieved solid revenue growth of 68% year-over-year, to RMB37,258 million (US$5,687 million), representing 5% of our total revenue. Cainiao Network also reached an important milestone of generating positive operating cash flow during fiscal year 2021.

A key driver of Cainiao Network’s strong financial performance is its global smart logistics infrastructure, which took years of investment to build. This global logistics infrastructure now enjoys increasing adoption of “Fulfilled by Cainiao” services by merchants from our fast growing cross-border businesses, including AliExpress and Tmall Global. Daily package volume on Cainiao Network’s global parcel network for the month ended March 31, 2021 exceeded 5 million.

In China, Cainiao Network expanded the coverage of Cainiao Post (neighborhood and campus stations and residential self-pick up stations), as well as improved the customer experience of Cainiao Guoguo (crowdsourced parcel pick-up and delivery service). In March 2021, Cainiao Post’s average daily package volume nearly tripled year-over-year.

International – consistent strong growth of Lazada and AliExpress

Our international commerce retail business, mainly including Lazada and AliExpress, grew rapidly to achieve approximately 240 million annual active consumers in the twelve months ended March 31, 2021.

Lazada – Lazada recorded triple-digit year-over-year order growth during the fiscal year and quarter ended March 31, 2021. Lazada continued to focus on investing in technology and logistics to enable merchants to better service consumers. We have seen strong adoption of store operation and business analytics tools by merchants on the Lazada platform, enabling them to achieve scale and GMV growth.

AliExpress – AliExpress is a marketplace for consumers from around the world to buy directly from manufacturers and distributors, mainly from China but also increasingly in consumers’ local markets. AliExpress continued to improve its localization initiatives in the areas of differentiated product offerings and improved local delivery experience, which resulted in robust user and GMV growth in fiscal year 2021.

Cloud Computing

In 2020, Alibaba Group was ranked third globally and first in the Asia Pacific region in the global Infrastructure-as-a-Service market, according to Gartner’s April 2021 report. Alibaba Cloud’s unique advantages are its proprietary technology and Alibaba Group’s continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Highlights of our proprietary technologies in fiscal year 2021 include:

•	Elastic Computing - In February 2021, Alibaba Cloud launched the 7th generation ECS public cloud server that increases overall computing power by 40%. Built on top of our proprietary X-Dragon architecture, this new generation server offers mission critical security enhancements, which is especially important for customers in the Internet and finance industries that require fail-safe continuous operations and highly secure cloud infrastructure.

•	Database - Our proprietary technologies have consistently won recognition from leading research and advisory organizations. For example, in December 2020, PolarDB, one of our key database products, won the first prize of the Science and Technology Progress Award of the Chinese Institute of Electronics.

•	Serverless - In the first quarter of 2021, Forrester recognized Alibaba Function Compute, our suite of serverless products, as a leader in the Function-as-a-Service (FaaS) market given our technological advancements and comprehensive product offerings. Alibaba Cloud is the only cloud vendor in China to be recognized as a FaaS leader.

In fiscal year 2021, our cloud computing revenue grew 50% year-over-year, to RMB60,120 million (US$9,176 million), primarily driven by growth in revenue from customers in the Internet, public sector and finance industries. In the March 2021 quarter, cloud computing revenue grew 37% year-over-year to RMB16,761 million (US$2,558 million). The slower revenue growth during the quarter was primarily due to revenue decline from a top cloud customer in the Internet industry. This customer, which has a sizeable presence outside of China that used our overseas cloud services in the past, has decided to terminate the relationship with respect to their international business due to non-product related requirements. Excluding this customer, Alibaba Cloud’s top ten non-affiliated customers together accounted for no more than eight percent of Alibaba Cloud’s total revenue in fiscal year 2021. Going forward, we believe that our cloud computing revenue will be further diversified across customers and industries.

Digital Media and Entertainment

During fiscal year 2021, Youku continued to focus on delivering a superior user experience and increasing paying subscribers. Youku’s average daily subscriber base continued to grow at a healthy rate, increasing 35% year-over-year during the fiscal year. The increase in paying subscribers was driven by our offerings of original and exclusive content, our effective targeting of new subscribers and a greater contribution from the 88VIP membership program on our China retail marketplaces. We invested in original and exclusive content while ensuring cost efficiencies and return on investment, which resulted in narrowing annual adjusted EBITA losses year-over-year in fiscal year 2021.

Despite the challenges imposed by the COVID-19 pandemic on cinemas and live performance industries, Alibaba Pictures significantly narrowed its losses in fiscal year 2021, given successful diversification of its revenue stream beyond film and ticketing business and enhanced operational efficiency of its online ticketing platform (Tao Piao Piao) with lowered sales and marketing expenses. Alibaba Pictures will continue to diversify its businesses to capture revenue opportunities in the entire entertainment value chain, including content development, production, promotion and distribution, as well as IP commercialization. We believe these initiatives will ensure Alibaba Pictures’ long-term growth potential with a diversified revenue stream.

Innovation Initiatives and Others

Amap – Amap is the largest provider of mobile digital map, navigation and real-time traffic information in China by monthly active users. It leverages big-data enabled digital mapping technology to power major mobile apps across different industries including local services, ride-hailing services and social networking. Amap reached an important milestone of over 100 million average DAUs in the month of April 2021.

Share Repurchases

Pursuant to our share repurchase authorization, for the fiscal year ended March 31, 2021 and through the publication of this results announcement, we repurchased approximately 1.7 million of our ADSs (or approximately 13.6 million of our ordinary shares) for approximately US$371 million under the share repurchase program. As of March 31, 2021, we had approximately 21.7 billion ordinary shares issued and outstanding.

Cash Flow from Operating Activities and Free Cash Flow

In the fiscal year 2021, net cash provided by operating activities was RMB231,786 million (US$35,378 million), an increase of 28% compared to RMB180,607 million in the fiscal year 2020. Free cash flow, a non-GAAP measurement of liquidity, increased by 32% in fiscal year 2021 to RMB172,662 million (US$26,353 million), from RMB130,914 million in fiscal year 2020, mainly due to our profit growth.

In the quarter ended March 31, 2021, net cash provided by operating activities was RMB24,183 million (US$3,691 million), which includes a net cash inflow of RMB18,796 million (US$2,869 million) in connection with the consumer protection fund deposits received primarily from Tmall merchants, as well as our increased spending for strategic initiatives. Free cash flow, which excluded these deposits and certain other items, was an outflow of RMB658 million (US$100 million) in the quarter ended March 31, 2021, compared to an outflow of RMB4,214 million in the same quarter of 2020. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Guidance

The guidance below is a forward-looking statement that reflects assumptions that we believe to be reasonable as of the date of this announcement and involve inherent risks and uncertainties, many of which we are not able to predict or control. Based on our current view of Chinese and global consumption, enterprise digitalization and the competitive landscape, and subject to the uncertainties highlighted under the section entitled “Safe Harbor Statements” below, we expect to generate over RMB930 billion in revenue in fiscal year 2022.

KEY OPERATIONAL METRICS*

	March 31,	December 31,	March 31,	Net adds
China Commerce Retail:	2020	2020	2021	YoY	QoQ
Annual active consumers(1) (in millions)	726	779	811	85	32
Mobile monthly active users (MAUs)(2) (in millions)	846	902	925	79	23

*	For definitions of terms used but not defined in this results announcement, please refer to our annual report for the fiscal year ended March 31, 2020.

(1)	For the twelve months ended on the respective dates.

(2)	For the month ended on the respective dates.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2020	2021
	RMB	RMB	US$(1)	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	114,314	187,395	28,602	64%

Income (Loss) from operations	7,131	(7,663) (3)	(1,170)	N/A
Operating margin	6%	(4)%
Adjusted EBITDA(2)	25,440	29,898	4,563	18%
Adjusted EBITDA margin(2)	22%	16%
Adjusted EBITA(2)	19,827	22,612	3,451	14%
Adjusted EBITA margin(2)	17%	12%

Net income (loss)	348	(7,654) (3)	(1,168)	N/A
Net income (loss) attributable to ordinary shareholders	3,162	(5,479) (3)	(836)	N/A
Non-GAAP net income(2)	22,287	26,216	4,001	18%

Diluted earnings (loss) per share(4)	0.14	(0.25)	(0.04)	N/A
Diluted earnings (loss) per ADS(4)	1.16	(1.99)	(0.30)	N/A
Non-GAAP diluted earnings per share(2) (4)	1.15	1.29	0.20	12%
Non-GAAP diluted earnings per ADS(2) (4)	9.20	10.32	1.58	12%

(1)	This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.84518 to HK$1.00, the middle rate on March 31, 2021 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)	This included the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million).

(4)	Each ADS represents eight ordinary shares.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2021
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	161,365		16,761	8,047	1,222	—	187,395	28,602
Income (Loss) from operations	23,382		(1,436)	(3,565)	(4,201)	(21,843)	(7,663)	(1,170)
Add: Share-based compensation expense	4,179		1,738	646	1,006	1,063	8,632	1,318
Add: Amortization of intangible assets	3,119		6	221	16	53	3,415	521
Add: Fine imposed pursuant to China’s Anti-monopoly Law	—		—	—	—	18,228	18,228	2,782
Adjusted EBITA	30,680	(3)	308	(2,698)	(3,179)	(2,499)	22,612	3,451
Adjusted EBITA margin	19%		2%	(34)%	(260)%		12%

	Three months ended March 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	93,865		12,217	7,198	1,034	—	114,314
Income (Loss) from operations	20,166		(1,757)	(4,478)	(4,035)	(2,765)	7,131
Add: Share-based compensation expense	4,353		1,570	756	906	1,067	8,652
Add: Amortization and impairment of intangible assets	3,607		8	387	23	19	4,044
Adjusted EBITA	28,126	(3)	(179)	(3,335)	(3,106)	(1,679)	19,827
Adjusted EBITA margin	30%		(1)%	(46)%	(300)%		17%

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)	Marketplace-based core commerce adjusted EBITA increased 28% year-over-year to RMB44,336 million (US$6,767 million). Starting this quarter, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2021 was RMB187,395 million (US$28,602 million), an increase of 64% compared to RMB114,314 million in the same quarter of 2020. The increase was mainly driven by the robust revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the revenue growth of our Cainiao logistics services and cloud computing businesses. Excluding the consolidation of Sun Art, our revenue would have grown 40% year-over-year to RMB159,952 million (US$24,413 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management(1)	45,406	40%	63,598	9,707	34%	40%
- Others(2)	25,499	22%	59,615	9,099	32%	134%
	70,905	62%	123,213	18,806	66%	74%
China commerce wholesale	2,787	3%	3,370	514	2%	21%
International commerce retail	5,353	5%	9,496	1,449	5%	77%
International commerce wholesale	2,458	2%	3,920	598	2%	59%
Cainiao logistics services	4,951	4%	9,959	1,520	5%	101%
Local Consumer Services	4,841	4%	7,249	1,107	4%	50%
Others	2,570	2%	4,158	635	2%	62%
Total core commerce	93,865	82%	161,365	24,629	86%	72%

Cloud computing	12,217	11%	16,761	2,558	9%	37%
Digital media and entertainment(3)	7,198	6%	8,047	1,228	4%	12%
Innovation initiatives and others(3)	1,034	1%	1,222	187	1%	18%
Total	114,314	100%	187,395	28,602	100%	64%

(1)	We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.

(2)	“Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, direct import and Intime.

(3)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce

•	China commerce retail business

Revenue from our China commerce retail business in the quarter ended March 31, 2021 was RMB123,213 million (US$18,806 million), an increase of 74% compared to RMB70,905 million in the same quarter of 2020. Customer management revenue grew 40% year-over-year, primarily due to an increase in the average unit price per click in search monetization, the growth in revenue from new monetization formats, such as recommendation feeds, as well as robust growth of online physical goods GMV on our China retail marketplaces, excluding unpaid orders. The relatively high year-over-year revenue growth rate was also due to the substantial decline in business activities during the early stages of the COVID-19 pandemic in the same period last year.

“Others” revenue under China commerce retail business was RMB59,615 million (US$9,099 million), achieving year-over-year growth of 134% compared to RMB25,499 million in the same quarter of 2020. The increase was primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket.

•	China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2021 was RMB3,370 million (US$514 million), an increase of 21% compared to RMB2,787 million in the same quarter of 2020. The increase was primarily due to increases in both average revenue from paying members and the number of paying members on 1688.com.

•	International commerce retail business

Revenue from our international commerce retail business in the quarter ended March 31, 2021 was RMB9,496 million (US$1,449 million), an increase of 77% compared to RMB5,353 million in the same quarter of 2020. The increase was primarily due to the growth in revenue generated by Lazada, AliExpress and Trendyol. The relatively high year-over-year revenue growth rate was due to the substantial decline in business activities during the early stages of the COVID-19 pandemic in the same period last year.

•	International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended March 31, 2021 was RMB3,920 million (US$598 million), an increase of 59% compared to RMB2,458 million in the same quarter of 2020. The increase was primarily due to increases in both the number of paying members and average revenue from paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•	Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB9,959 million (US$1,520 million) in the quarter ended March 31, 2021, an increase of 101% compared to RMB4,951 million in the same quarter of 2020, primarily due to the increases in both volume of orders fulfilled and average revenue per order from our fast growing cross-border and international commerce retail businesses. The relatively high year-over-year revenue growth rate was also due to the substantial decline in business activities during the early stages of the COVID-19 pandemic in the same period last year.

•	Local Consumer Services

Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB7,249 million (US$1,107 million) in the quarter ended March 31, 2021, an increase of 50% compared to RMB4,841 million in the same quarter of 2020, primarily due to an increase in GMV, partly offset by the increase in subsidies for user acquisition and engagement that is contra revenue. The relatively high year-over-year revenue growth rate was also due to mass closure of restaurants and local merchants in China during the early stages of the COVID-19 pandemic in the same period last year.

Cloud computing

Revenue from our cloud computing business in the quarter ended March 31, 2021 was RMB16,761 million (US$2,558 million), an increase of 37% compared to RMB12,217 million in the same quarter of 2020, primarily driven by growth in revenue from customers in the Internet, public sector and finance industries. The slower revenue growth during the quarter was primarily due to revenue decline from a top cloud customer in the Internet industry. This customer, which has a sizeable presence outside of China that used our overseas cloud services in the past, has decided to terminate the relationship with respect to their international business due to non-product related requirements.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended March 31, 2021 was RMB8,047 million (US$1,228 million), an increase of 12% compared to RMB7,198 million in the same quarter of 2020. The slight increase was primarily due to the increase in revenues from Alibaba Pictures and online games business, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended March 31, 2021 was RMB1,222 million (US$187 million), an increase of 18% compared to RMB1,034 million in the same quarter of 2020.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2020		2021			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	72,502	64%	125,454	19,148	67%	3%
Product development expenses	10,587	9%	13,302	2,031	7%	(2)%
Sales and marketing expenses	12,179	11%	25,153	3,839	14%	3%
General and administrative expenses	7,871	7%	27,734	4,233	14%	7%
Amortization and impairment of intangible assets	4,044	3%	3,415	521	2%	(1)%
Total costs and expenses	107,183	94%	195,058	29,772	104%	10%

Share-based compensation expense:
Cost of revenue	1,857	2%	1,750	267	1%	(1)%
Product development expenses	3,484	3%	3,785	578	2%	(1)%
Sales and marketing expenses	1,017	1%	1,001	153	1%	0%
General and administrative expenses	2,294	2%	2,096	320	1%	(1)%
Total share-based compensation expense	8,652	8%	8,632	1,318	5%	(3)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	70,645	62%	123,704	18,881	66%	4%
Product development expenses	7,103	6%	9,517	1,453	5%	(1)%
Sales and marketing expenses	11,162	10%	24,152	3,686	13%	3%
General and administrative expenses	5,577	5%	25,638	3,913	13%	8%
Amortization and impairment of intangible assets	4,044	3%	3,415	521	2%	(1)%
Total costs and expenses excluding share-based compensation expense	98,531	86%	186,426	28,454	99%	13%

Cost of revenue – Cost of revenue in the quarter ended March 31, 2021 was RMB125,454 million (US$19,148 million), or 67% of revenue, compared to RMB72,502 million, or 64% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 62% in the quarter ended March 31, 2020 to 66% in the quarter ended March 31, 2021. The increase was primarily attributable to higher proportion of our direct sales businesses from the consolidation of Sun Art which resulted in increased cost of inventory.

Product development expenses – Product development expenses in the quarter ended March 31, 2021 were RMB13,302 million (US$2,031 million), or 7% of revenue, compared to RMB10,587 million, or 9% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in the quarter ended March 31, 2020 to 5% in the quarter ended March 31, 2021.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2021 were RMB25,153 million (US$3,839 million), or 14% of revenue, compared to RMB12,179 million, or 11% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 10% in the quarter ended March 31, 2020 to 13% in the quarter ended March 31, 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and retention on our China retail marketplaces.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2021 were RMB27,734 million (US$4,233 million) or 14% of revenue, compared to RMB7,871 million, or 7% of revenue, in the same quarter of 2020, primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million). Without the effect of this fine imposed and share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended March 31, 2020 to 4% in the quarter ended March 31, 2021.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2021 was RMB8,632 million (US$1,318 million), compared to RMB8,652 million in the same quarter of 2020. Share-based compensation expense as a percentage of revenue decreased to 5% in the quarter ended March 31, 2021, as compared to 8% in the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2020		December 31, 2020		March 31, 2021			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,832	6%	7,694	4%	7,162	1,093	4%	5%	(7)%
Ant Group share-based awards(2)	259	0%	542	0%	444	68	0%	71%	(18)%
Others(3)	1,561	2%	843	0%	1,026	157	1%	(34)%	22%
Total share-based compensation expense	8,652	8%	9,079	4%	8,632	1,318	5%	(0)%	(5)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards remained stable in this quarter compared to the previous quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended March 31, 2021 was RMB3,415 million (US$521 million), a decrease of 16% from RMB4,044 million in the same quarter of 2020. The decrease was primarily due to an impairment loss of intangible assets recorded in the quarter ended March 31, 2020.

Income (loss) from operations and operating margin

Loss from operations in the quarter ended March 31, 2021 was RMB7,663 million (US$1,170 million), or negative 4% of revenue, compared to income from operations of RMB7,131 million, or 6% of revenue, in the same quarter of 2020, due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million). Excluding this impact, our income from operations would have been RMB10,565 million (US$1,612 million), an increase of 48% year-over-year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 18% year-over-year to RMB29,898 million (US$4,563 million) in the quarter ended March 31, 2021, compared to RMB25,440 million in the same quarter of 2020. Excluding the consolidation of Sun Art, our adjusted EBITDA would have grown 12% year-over-year.

Adjusted EBITA increased 14% year-over-year to RMB22,612 million (US$3,451 million) in the quarter ended March 31, 2021, compared to RMB19,827 million in the same quarter of 2020. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Three months ended March 31,
	2020		2021
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
Core commerce	28,126	30%	30,680	4,683	19%
Cloud computing	(179)	(1)%	308	47	2%
Digital media and entertainment(1)	(3,335)	(46)%	(2,698)	(412)	(34)%
Innovation initiatives and others(1)	(3,106)	(300)%	(3,179)	(485)	(260)%

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment – Adjusted EBITA increased by 9% to RMB30,680 million (US$4,683 million) in the quarter ended March 31, 2021, compared to RMB28,126 million in the same quarter of 2020, primarily due to marketplace-based core commerce adjusted EBITA increasing 28% year-over-year to RMB44,336 million (US$6,767 million), partly offset by the increase in our strategic investments, including Local Consumer Services and Taobao Deals, as well as the normalization of grocery demand from Freshippo stores after China’s recovery from the COVID-19 pandemic. Starting this quarter, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

Adjusted EBITA margin decreased from 30% in the quarter ended March 31, 2020 to 19% in the quarter ended March 31, 2021, primarily due to the consolidation of Sun Art, the increase in our strategic investments in Local Consumer Services and Taobao Deals, as well as the increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses.

Cloud computing segment – Adjusted EBITA was a profit of RMB308 million (US$47 million) in the quarter ended March 31, 2021, compared to a loss of RMB179 million in the same quarter of 2020, primarily attributable to the realization of economies of scale.

Digital media and entertainment segment – Adjusted EBITA in the quarter ended March 31, 2021 was a loss of RMB2,698 million (US$412 million), compared to a loss of RMB3,335 million in the same quarter of 2020. Adjusted EBITA margin improved to negative 34% in the quarter ended March 31, 2021 from negative 46% in the quarter ended March 31, 2020, primarily due to reduced losses of Alibaba Pictures, partly offset by the decrease in revenue contribution from customer management.

Innovation initiatives and others segment – Adjusted EBITA in the quarter ended March 31, 2021 was a loss of RMB3,179 million (US$485 million), compared to a loss of RMB3,106 million in the same quarter of 2020, mainly due to our investments in technological research and innovation offset by the reduced loss of DingTalk.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2021 was RMB111 million (US$17 million), compared to a loss of RMB7,715 million in the same quarter of 2020, primarily due to the year-over-year decrease in net loss arising from the fair value changes of our investments in the quarter ended March 31, 2021.

The above-mentioned losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2021 was RMB2,115 million (US$323 million), compared to RMB1,180 million in the same quarter of 2020. The increase in other income, net was mainly due to the decrease in exchange loss.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2021 were RMB7,049 million (US$1,076 million), compared to RMB2,628 million in the same quarter of 2020.

Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as deferred tax effects arising from our share of results of equity method investees, our effective tax rate would have been 23% in the quarter ended March 31, 2021.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2021 was RMB5,992 million (US$915 million), compared to RMB3,545 million in the same quarter of 2020. We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the quarter ended March 31, 2021 and the comparative periods consisted of the following:

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	5,109	4,796	7,182	1,096
- Others	164	(100)	(432)	(66)
Impairment loss	(234)	(7,196)	(55)	(8)
Dilution (loss) gain	(249)	(19)	437	67
Others(1)	(1,245)	(1,082)	(1,140)	(174)
Total	3,545	(3,601)	5,992	915

(1)	Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

Net income (loss) and Non-GAAP net income

Our net loss in the quarter ended March 31, 2021 was RMB7,654 million (US$1,168 million), as compared to net income of RMB348 million in the same quarter of 2020, primarily due to the Anti-Monopoly Fine in the amount of RMB18,228 million (US$2,782 million), partly offset by the year-over-year decrease in net loss arising from the fair value changes of our investments in the quarter ended March 31, 2021.

Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP net income in the quarter ended March 31, 2021 was RMB26,216 million (US$4,001 million), an increase of 18% compared to RMB22,287 million in the same quarter of 2020. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income (loss) attributable to ordinary shareholders

Net loss attributable to ordinary shareholders in the quarter ended March 31, 2021 was RMB5,479 million (US$836 million), compared to net income attributable to ordinary shareholders of RMB3,162 million in the same quarter of 2020 primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million), partly offset by the year-over-year decrease in net loss arising from the fair value changes of our investments in the quarter ended March 31, 2021.

Diluted earnings (loss) per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted loss per ADS in the quarter ended March 31, 2021 was RMB1.99 (US$0.30) on a weighted average of 22,024 million diluted shares outstanding during the quarter, compared to diluted earnings per ADS of RMB1.16 on a weighted average of 21,822 million diluted shares outstanding during the same quarter in 2020. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2021 was RMB10.32 (US$1.58), an increase of 12% compared to RMB9.20 in the same quarter of 2020.

Diluted loss per share in the quarter ended March 31, 2021 was RMB0.25 (US$0.04 or HK$0.30), compared to diluted earnings per share of RMB0.14 in the same quarter of 2020. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2021 was RMB1.29 (US$0.20 or HK$1.53), an increase of 12%, compared to RMB1.15 in the same quarter of 2020.

A reconciliation of diluted earnings (loss) per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of March 31, 2021, cash, cash equivalents and short-term investments were RMB473,638 million (US$72,291 million), compared to RMB456,314 million as of December 31, 2020. The increase in cash, cash equivalents and short-term investments during the quarter ended March 31, 2021 was primarily due to net proceeds of RMB32,008 million (US$4,885 million) from issuance of unsecured senior notes, partly offset by cash used in investment and acquisition activities of RMB17,597 million (US$2,686 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended March 31, 2021 was RMB24,183 million (US$3,691 million), which includes a net cash inflow of RMB18,796 million (US$2,869 million) in connection with the consumer protection fund deposits received primarily from Tmall merchants, as well as our increased spending for strategic initiatives. Free cash flow, which excluded these deposits and certain other items, was an outflow of RMB658 million (US$100 million) in the quarter ended March 31, 2021, compared to an outflow of RMB4,214 million in the same quarter of 2020. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2021, net cash used in investing activities of RMB27,701 million (US$4,228 million) primarily reflected (i) cash outflow of RMB17,597 million (US$2,686 million) for investment and acquisition activities, including the investments in Bilibili and STO Express, (ii) an increase in short-term investments by RMB7,846 million (US$1,198 million), as well as (iii) capital expenditures of RMB7,688 million (US$1,173 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB1,645 million (US$251 million).

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of March 31, 2021, we had a total of 251,462 employees, compared to 252,084 as of December 31, 2020.

FULL FISCAL YEAR 2021 SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2020	2021
	RMB	RMB	US$(1)	YoY % Change

	(in millions, except percentages and per share amounts)

Revenue	509,711	717,289	109,480	41%

Income from operations	91,430	89,678	13,688	(2) % (3)
Operating margin	18%	13%
Adjusted EBITDA(2)	157,659	196,842	30,044	25%
Adjusted EBITDA margin(2)	31%	27%
Adjusted EBITA(2)	137,136	170,453	26,016	24%
Adjusted EBITA margin(2)	27%	24%

Net income	140,350	143,284	21,869	2%
Net income attributable to ordinary shareholders	149,263	150,308	22,941	1%
Non-GAAP net income(2)	132,479	171,985	26,250	30%

Diluted earnings per share(5)	6.99	6.84	1.04	(2) % (4)
Diluted earnings per ADS(5)	55.93	54.70	8.35	(2) % (4)
Non-GAAP diluted earnings per share(2) (5)	6.62	8.14	1.24	23%
Non-GAAP diluted earnings per ADS(2) (5)	52.98	65.15	9.94	23%

(1)	This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.84518 to HK$1.00, the middle rate on March 31, 2021 as published by The People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)	The year-over-year decrease was primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million), as well as an increase in share-based compensation expense related to Ant Group share-based awards granted to our employees of RMB16,054 million.

(4)	The year-over-year decrease was primarily due to the increase in the weighted average number of shares in fiscal year 2021. This increase was primarily due to the effects of the full year impact of our share issuance in connection with our global offering in November 2019.

(5)	Each ADS represents eight ordinary shares.

FULL FISCAL YEAR 2021 INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the fiscal year 2021:

	Year ended March 31, 2021
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	621,146		60,120	31,186	4,837	—	717,289	109,480

Income (Loss) from operations	158,981		(9,050)	(10,321)	(15,502)	(34,430)	89,678	13,688
Add: Share-based compensation expense	24,356		8,861	3,281	5,162	8,460	50,120	7,650
Add: Amortization of intangible assets	11,175		23	922	83	224	12,427	1,896
Add: Fine imposed pursuant to China’s Anti-Monopoly Law	—		—	—	—	18,228	18,228	2,782
Adjusted EBITA	194,512	(3)	(166)	(6,118)	(10,257)	(7,518)	170,453	26,016
Adjusted EBITA margin	31%		(0)%	(20)%	(212)%		24%

	Year ended March 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	436,104		40,016	29,094	4,497	—	509,711

Income (Loss) from operations	138,631		(7,016)	(15,389)	(12,499)	(12,297)	91,430
Add: Share-based compensation expense	15,427		5,577	2,566	3,928	4,244	31,742
Add: Amortization and impairment of intangible assets	11,742		25	1,377	86	158	13,388
Add: Impairment of goodwill	—		—	—	—	576	576
Adjusted EBITA	165,800	(3)	(1,414)	(11,446)	(8,485)	(7,319)	137,136
Adjusted EBITA margin	38%		(4)%	(39)%	(189)%		27%

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)	Marketplace-based core commerce adjusted EBITA increased 17% year-over-year to RMB229,134 million (US$34,973 million). In fiscal year 2021, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

FULL FISCAL YEAR 2021 OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue in fiscal year 2021 was RMB717,289 million (US$109,480 million), an increase of 41% compared to RMB509,711 million in fiscal year 2020. The increase was mainly driven by the robust revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the strong revenue growth of cloud computing and Cainiao logistics services businesses. Excluding the consolidation of Sun Art, our revenue would have grown 32% year-over-year to RMB674,420 million (US$102,937 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management(1)	246,482	48%	306,070	46,715	43%	24%
- Others(2)	86,268	17%	167,613	25,583	23%	94%
	332,750	65%	473,683	72,298	66%	42%
China commerce wholesale	12,427	3%	14,322	2,186	2%	15%
International commerce retail	24,323	5%	34,455	5,259	5%	42%
International commerce wholesale	9,594	2%	14,396	2,197	2%	50%
Cainiao logistics services	22,233	4%	37,258	5,687	5%	68%
Local Consumer Services	25,440	5%	31,537	4,813	5%	24%
Others	9,337	2%	15,495	2,365	2%	66%
Total core commerce	436,104	86%	621,146	94,805	87%	42%

Cloud computing	40,016	8%	60,120	9,176	8%	50%
Digital media and entertainment(3)	29,094	5%	31,186	4,760	4%	7%
Innovation initiatives and others(3)	4,497	1%	4,837	739	1%	8%
Total	509,711	100%	717,289	109,480	100%	41%

(1)	We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.

(2)	“Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Sun Art, Freshippo, direct import and Intime.

(3)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce

•	China commerce retail business

Revenue from our China commerce retail business in fiscal year 2021 was RMB473,683 million (US$72,298 million), an increase of 42% compared to RMB332,750 million in fiscal year 2020. Customer management revenue grew 24% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, increases in both average unit price per click and the volume of paid clicks in search monetization, as well as the robust growth of online physical goods GMV on our China retail marketplaces, excluding unpaid orders.

“Others” revenue under China commerce retail business in fiscal year 2021 was RMB167,613 million (US$25,583 million), achieving year-over-year growth of 94% compared to RMB86,268 million in fiscal year 2020, primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

•	China commerce wholesale business

Revenue from our China commerce wholesale business in fiscal year 2021 was RMB14,322 million (US$2,186 million), an increase of 15% compared to RMB12,427 million in fiscal year 2020. The increase was primarily due to increases in both average revenue from paying members and the number of paying members on 1688.com.

•	International commerce retail business

Revenue from our international commerce retail business in fiscal year 2021 was RMB34,455 million (US$5,259 million), an increase of 42% compared to RMB24,323 million in fiscal year 2020. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol.

•	International commerce wholesale business

Revenue from our international commerce wholesale business in fiscal year 2021 was RMB14,396 million (US$2,197 million), an increase of 50% compared to RMB9,594 million in fiscal year 2020. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•	Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB37,258 million (US$5,687 million) in fiscal year 2021, an increase of 68% compared to RMB22,233 million in fiscal year 2020, primarily due to the increases in both volume of orders fulfilled and average revenue per order from our fast growing cross-border and international commerce retail businesses.

•	Local Consumer Services

Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB31,537 million (US$4,813 million) in fiscal year 2021, an increase of 24% compared to RMB25,440 million in fiscal year 2020, primarily due to an increase in GMV.

Cloud computing

Revenue from our cloud computing business in fiscal year 2021 was RMB60,120 million (US$9,176 million), an increase of 50% compared to RMB40,016 million in fiscal year 2020, primarily driven by growth in revenue from customers in the Internet, the public sector and finance industries.

Digital media and entertainment

Revenue from our digital media and entertainment business in fiscal year 2021 was RMB31,186 million (US$4,760 million), an increase of 7% compared to RMB29,094 million in fiscal year 2020. The increase was primarily due to the increase in revenue from online games business, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others in fiscal year 2021 was RMB4,837 million (US$739 million), an increase of 8% compared to RMB4,497 million in fiscal year 2020.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	% of Revenue YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	282,367	55%	421,205	64,289	59%	4%
Product development expenses	43,080	9%	57,236	8,736	8%	(1)%
Sales and marketing expenses	50,673	10%	81,519	12,442	11%	1%
General and administrative expenses	28,197	5%	55,224	8,429	8%	3%
Amortization and impairment of intangible assets	13,388	3%	12,427	1,896	1%	(2)%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses	418,281	82%	627,611	95,792	87%	5%

Share-based compensation expense by function:
Cost of revenue	7,322	1%	11,224	1,713	2%	1%
Product development expenses	13,654	3%	21,474	3,278	3%	0%
Sales and marketing expenses	3,830	1%	5,323	812	0%	(1)%
General and administrative expenses	6,936	1%	12,099	1,847	2%	1%
Total share-based compensation expense	31,742	6%	50,120	7,650	7%	1%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	275,045	54%	409,981	62,576	57%	3%
Product development expenses	29,426	6%	35,762	5,458	5%	(1)%
Sales and marketing expenses	46,843	9%	76,196	11,630	11%	2%
General and administrative expenses	21,261	4%	43,125	6,582	6%	2%
Amortization and impairment of intangible assets	13,388	3%	12,427	1,896	1%	(2)%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses excluding share-based compensation expense	386,539	76%	577,491	88,142	80%	4%

Cost of revenue – Cost of revenue in fiscal year 2021 was RMB421,205 million (US$64,289 million), or 59% of revenue, compared to RMB282,367 million, or 55% of revenue, in fiscal year 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54% in fiscal year 2020 to 57% in fiscal year 2021. The increase was primarily attributable to higher proportion of our direct sales businesses from the consolidation of Sun Art as well as the growth of our Tmall Supermarket, which resulted in increased cost of inventory.

Product development expenses – Product development expenses in fiscal year 2021 were RMB57,236 million (US$8,736 million), or 8% of revenue, compared to RMB43,080 million, or 9% of revenue, in fiscal year 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in fiscal year 2020 to 5% in fiscal year 2021.

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2021 were RMB81,519 million (US$12,442 million), or 11% of revenue, compared to RMB50,673 million, or 10% of revenue, in fiscal year 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in fiscal year 2020 to 11% in fiscal year 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and retention on our China retail marketplaces.

General and administrative expenses – General and administrative expenses in fiscal year 2021 were RMB55,224 million (US$8,429 million) or 8% of revenue, compared to RMB28,197 million, or 5% of revenue, in fiscal year 2020, primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million). Without the effect of this fine imposed and share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in fiscal year 2020 to 3% in fiscal year 2021.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2021 was RMB50,120 million (US$7,650 million), an increase of 58% compared to RMB31,742 million in fiscal year 2020. Share-based compensation expense as a percentage of revenue increased to 7% in fiscal year 2021, as compared to 6% in fiscal year 2020.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	26,216	5%	29,317	4,475	4%	12%
Ant Group share-based awards(2)	1,261	0%	17,315	2,643	2%	1,273%
Others(3)	4,265	1%	3,488	532	1%	(18)%
Total share-based compensation expense	31,742	6%	50,120	7,650	7%	58%

(1)	This includes Alibaba Group share-based awards granted to our employees and Ant Group employees. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Group employees are recognized in share of results of equity method investees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in fiscal year 2021 compared to fiscal year 2020. This increase is primarily due to the general increase in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards increased significantly in fiscal year 2021 compared to fiscal year 2020, mainly due to the recognition of an increase in the value of these awards in fiscal year 2021.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in fiscal year 2021 was RMB12,427 million (US$1,896 million), a decrease of 7% from RMB13,388 million in fiscal year 2020. The decrease was mainly due to an impairment loss of intangible assets recorded in fiscal year 2020.

Income from operations and operating margin

Income from operations in fiscal year 2021 was RMB89,678 million (US$13,688 million), or 13% of revenue, a decrease of 2% compared to RMB91,430 million, or 18% of revenue, in fiscal year 2020. The year-over-year decrease was primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million (US$2,782 million), as well as an increase in share-based compensation expense related to Ant Group share-based awards granted to our employees of RMB16,054 million.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 25% year-over-year to RMB196,842 million (US$30,044 million) in fiscal year 2021, compared to RMB157,659 million in fiscal year 2020. Adjusted EBITA increased 24% year-over-year to RMB170,453 million (US$26,016 million) in fiscal year 2021, compared to RMB137,136 million in fiscal year 2020. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Year ended March 31,
	2020		2021
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
Core commerce	165,800	38%	194,512	29,688	31%
Cloud computing	(1,414)	(4)%	(166)	(25)	(0)%
Digital media and entertainment(1)	(11,446)	(39)%	(6,118)	(934)	(20)%
Innovation initiatives and others(1)	(8,485)	(189)%	(10,257)	(1,566)	(212)%

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment – Adjusted EBITA increased by 17% to RMB194,512 million (US$29,688 million) in fiscal year 2021, compared to RMB165,800 million in fiscal year 2020, primarily due to marketplace-based core commerce adjusted EBITA increasing 17% year-over-year to RMB229,134 million (US$34,973 million), partly offset by our increased strategic investments in certain new businesses within China retail marketplaces, such as Taobao Deals. In fiscal year 2021, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

Adjusted EBITA margin decreased from 38% in fiscal year 2020 to 31% in fiscal year 2021 primarily due to the consolidation of Sun Art, as well as the increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment – Adjusted EBITA in fiscal year 2021 was a loss of RMB166 million (US$25 million), compared to a loss of RMB1,414 million in fiscal year 2020, primarily attributable to the realization of economies of scale.

Digital media and entertainment segment – Adjusted EBITA in fiscal year 2021 was a loss of RMB6,118 million (US$934 million), compared to a loss of RMB11,446 million in fiscal year 2020. Adjusted EBITA margin improved to negative 20% in fiscal year 2021 from negative 39% in fiscal year 2020, primarily due to reduced losses in Youku and increased contribution from our online games business.

Innovation initiatives and others segment – Adjusted EBITA in fiscal year 2021 was a loss of RMB10,257 million (US$1,566 million), compared to a loss of RMB8,485 million in fiscal year 2020. The increase in adjusted EBITA loss was primarily due to our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in fiscal year 2021 was RMB72,794 million (US$11,110 million), compared to RMB72,956 million in fiscal year 2020. In fiscal year 2021, we recognized a one-time gain of RMB6.4 billion (US$977 million) arising from the revaluation of our previously held equity interest in Sun Art upon our consolidation in October 2020. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion and RMB10.3 billion in relation to the receipt of the 33% equity interest in Ant Group and our deconsolidation of the AliExpress Russia businesses, respectively. The year-over-year decrease in such gains was partly offset by net gains arising from changes in the fair values of our investments in fiscal year 2021, compared to net losses in fiscal year 2020. The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2021 was RMB7,582 million (US$1,157 million), compared to RMB7,439 million in fiscal year 2020.

Income tax expenses

Income tax expenses in fiscal year 2021 were RMB29,278 million (US$4,469 million), compared to RMB20,562 million in fiscal year 2020.

Our effective tax rate increased to 18% in fiscal year 2021 from 12% in fiscal year 2020. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our share of results of equity investees, our effective tax rate would have been 15% in fiscal year 2021.

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2021 was a profit of RMB6,984 million (US$1,066 million), compared to a loss of RMB5,733 million in fiscal year 2020. We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in fiscal year 2021 and the comparative periods consisted of the following:

	Year ended March 31,
	2020	2021
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity investees:
- Ant Group(1)	5,324	19,693	3,006
- Others	3,332	(1,016)	(155)
Impairment loss	(11,824)	(7,256)	(1,107)
Dilution (loss) gain	(108)	409	62
Others(2)	(2,457)	(4,846)	(740)
Total	(5,733)	6,984	1,066

(1)	We received the 33% equity interest in Ant Group on September 23, 2019. Similar to other equity method investees, we record our share of results of Ant Group one quarter in arrears. As such, the share of profit of Ant Group in fiscal year 2020 reflects our share of profit of Ant Group for the period from the day following receipt of the equity interest to the end of the quarter on December 31, 2019.

(2)	Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

Net income and Non-GAAP net income

Our net income in fiscal year 2021 was RMB143,284 million (US$21,869 million), an increase of 2% compared to RMB140,350 million in fiscal year 2020.

Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in fiscal year 2020, the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP net income in fiscal year 2021 was RMB171,985 million (US$26,250 million), an increase of 30% compared to RMB132,479 million in fiscal year 2020. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2021 was RMB150,308 million (US$22,941 million), as compared to RMB149,263 million in fiscal year 2020.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the fiscal year 2021 was RMB54.70 (US$8.35) on a weighted average of 21,982 million diluted shares outstanding during the year, a decrease of 2% compared to RMB55.93 on a weighted average of 21,346 million diluted shares outstanding in fiscal year 2020. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in fiscal year 2020, the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2021 was RMB65.15 (US$9.94), an increase of 23% compared to RMB52.98 in fiscal year 2020.

Diluted earnings per share in fiscal year 2021 was RMB6.84 (US$1.04 or HK$8.09), a decrease of 2% compared to RMB6.99 in fiscal year 2020. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in fiscal year 2020, the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP diluted earnings per share in fiscal year 2021 was RMB8.14 (US$1.24 or HK$9.63), an increase of 23%, compared to RMB6.62 in fiscal year 2020.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of March 31, 2021, cash, cash equivalents and short-term investments were RMB473,638 million (US$72,291 million), compared to RMB358,981 million as of March 31, 2020. The increase in cash, cash equivalents and short-term investments in fiscal year 2021 was primarily due to free cash flow generated from operations of RMB172,662 million (US$26,353 million) and net proceeds of RMB32,008 million (US$4,885 million) from issuance of unsecured senior notes, partly offset by net cash used in investment and acquisition activities of RMB85,620 million (US$13,068 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2021 was RMB231,786 million (US$35,378 million), an increase of 28% compared to RMB180,607 million in fiscal year 2020. Free cash flow increased by 32% in fiscal year 2021 to RMB172,662 million (US$26,353 million), from RMB130,914 million in fiscal year 2020, mainly due to our profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2021, net cash used in investing activities of RMB244,194 million (US$37,271 million) primarily reflected (i) an increase in short-term investments by RMB114,826 million (US$17,526 million), (ii) cash outflow of RMB95,312 million (US$14,547 million) for investment and acquisition activities, including the acquisition of Sun Art and investment in YTO Express, as well as (iii) capital expenditures of RMB41,450 million (US$6,326 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB5,290 million (US$807 million).

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 13, 2021.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 8598233 (English)

Conference ID: 6767665 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 13, 2021.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan
cathy.yan@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth and ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with expanding our international and cross-border businesses and operations; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; and security breaches, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, and (iii) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, and (iii) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) New Retail businesses (primarily Freshippo, Tmall Supermarket, Community Marketplaces and Taoxianda), (ii) Local Consumer Services, (iii) Lazada, (iv) Taobao Deals, (v) Cainiao Network, and others. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, a fine imposed pursuant to China’s Anti-monopoly Law, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to April 1, 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	114,314	187,395	28,602	509,711	717,289	109,480
Cost of revenue	(72,502)	(125,454)	(19,148)	(282,367)	(421,205)	(64,289)
Product development expenses	(10,587)	(13,302)	(2,031)	(43,080)	(57,236)	(8,736)
Sales and marketing expenses	(12,179)	(25,153)	(3,839)	(50,673)	(81,519)	(12,442)
General and administrative expenses	(7,871)	(27,734)	(4,233)	(28,197)	(55,224)	(8,429)
Amortization and impairment of intangible assets	(4,044)	(3,415)	(521)	(13,388)	(12,427)	(1,896)
Impairment of goodwill	—	—	—	(576)	—	—

Income (Loss) from operations	7,131	(7,663)	(1,170)	91,430	89,678	13,688
Interest and investment income, net	(7,715)	111	17	72,956	72,794	11,110
Interest expense	(1,165)	(1,160)	(177)	(5,180)	(4,476)	(683)
Other income, net	1,180	2,115	323	7,439	7,582	1,157

(Loss) Income before income tax and share of results of equity method investees	(569)	(6,597)	(1,007)	166,645	165,578	25,272
Income tax expenses	(2,628)	(7,049)	(1,076)	(20,562)	(29,278)	(4,469)
Share of results of equity method investees	3,545	5,992	915	(5,733)	6,984	1,066

Net income (loss)	348	(7,654)	(1,168)	140,350	143,284	21,869
Net loss attributable to noncontrolling interests	2,872	2,288	349	9,083	7,294	1,114

Net income (loss) attributable to Alibaba Group Holding Limited	3,220	(5,366)	(819)	149,433	150,578	22,983

Accretion of mezzanine equity	(58)	(113)	(17)	(170)	(270)	(42)

Net income (loss) attributable to ordinary shareholders	3,162	(5,479)	(836)	149,263	150,308	22,941

Earnings (Loss) per share attributable to ordinary shareholders(1)
Basic	0.15	(0.25)	(0.04)	7.10	6.95	1.06
Diluted	0.14	(0.25)	(0.04)	6.99	6.84	1.04

Earnings (Loss) per ADS attributable to ordinary shareholders(1)
Basic	1.18	(2.02)	(0.31)	56.82	55.63	8.49
Diluted	1.16	(1.99)	(0.30)	55.93	54.70	8.35

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,435	21,652		21,017	21,619
Diluted	21,822	22,024		21,346	21,982

(1) Each ADS represents eight ordinary shares.

34

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Core commerce(1)	93,865	161,365	24,629	436,104	621,146	94,805
Cloud computing(2)	12,217	16,761	2,558	40,016	60,120	9,176
Digital media and entertainment(3)(5)	7,198	8,047	1,228	29,094	31,186	4,760
Innovation initiatives and others(4)(5)	1,034	1,222	187	4,497	4,837	739

Total	114,314	187,395	28,602	509,711	717,289	109,480

(1)	Revenue from core commerce is primarily generated from our China retail marketplaces, Sun Art, Freshippo, 1688.com, Lazada, AliExpress, Alibaba.com, Local Consumer Services and Cainiao logistics services.
(2)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.
(3)	Revenue from digital media and entertainment is primarily generated from Youku, online games business and UCWeb.
(4)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.
(5)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

35

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Core commerce	20,166	23,382	3,569	138,631	158,981	24,265
Cloud computing	(1,757)	(1,436)	(219)	(7,016)	(9,050)	(1,381)
Digital media and entertainment(1)	(4,478)	(3,565)	(544)	(15,389)	(10,321)	(1,575)
Innovation initiatives and others(1)	(4,035)	(4,201)	(642)	(12,499)	(15,502)	(2,366)
Unallocated	(2,765)	(21,843)	(3,334)	(12,297)	(34,430)	(5,255)

Total	7,131	(7,663)	(1,170)	91,430	89,678	13,688

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Core commerce	28,126	30,680	4,683	165,800	194,512	29,688
Cloud computing	(179)	308	47	(1,414)	(166)	(25)
Digital media and entertainment(1)	(3,335)	(2,698)	(412)	(11,446)	(6,118)	(934)
Innovation initiatives and others(1)	(3,106)	(3,179)	(485)	(8,485)	(10,257)	(1,566)
Unallocated	(1,679)	(2,499)	(382)	(7,319)	(7,518)	(1,147)

Total	19,827	22,612	3,451	137,136	170,453	26,016

(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

36

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	330,503	321,262	49,034
Short-term investments	28,478	152,376	23,257
Restricted cash and escrow receivables	15,479	35,207	5,374
Equity securities and other investments	4,234	9,807	1,497
Prepayments, receivables and other assets	84,229	124,708	19,034
Total current assets	462,923	643,360	98,196

Equity securities and other investments	161,329	237,221	36,207
Prepayments, receivables and other assets	57,985	98,432	15,024
Investment in equity method investees	189,632	200,189	30,555
Property and equipment, net	103,387	147,412	22,499
Intangible assets, net	60,947	70,833	10,811
Goodwill	276,782	292,771	44,686
Total assets	1,312,985	1,690,218	257,978

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,154	3,606	550
Current unsecured senior notes	—	9,831	1,500
Income tax payable	20,190	25,275	3,858
Escrow money payable	3,014	211	32
Accrued expenses, accounts payable and other liabilities	161,536	260,929	39,826
Merchant deposits	13,640	15,017	2,292
Deferred revenue and customer advances	38,338	62,489	9,538
Total current liabilities	241,872	377,358	57,596

37

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB	US$

	(in millions)
Deferred revenue	2,025	3,158	482
Deferred tax liabilities	43,898	59,598	9,097
Non-current bank borrowings	39,660	38,335	5,851
Non-current unsecured senior notes	80,616	97,381	14,863
Other liabilities	25,263	30,754	4,694
Total liabilities	433,334	606,584	92,583

Commitments and contingencies	—	—	—

Mezzanine equity	9,103	8,673	1,324

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	343,707	394,308	60,183
Treasury shares at cost	—	—	—
Subscription receivables	(51)	(47)	(7)
Statutory reserves	6,100	7,347	1,121
Accumulated other comprehensive loss	(643)	(19,063)	(2,909)
Retained earnings	406,287	554,924	84,698

Total shareholders’ equity	755,401	937,470	143,086
Noncontrolling interests	115,147	137,491	20,985

Total equity	870,548	1,074,961	164,071

Total liabilities, mezzanine equity and equity	1,312,985	1,690,218	257,978

38

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities(1)	2,164	24,183	3,691	180,607	231,786	35,378
Net cash used in investing activities(1)	(32,995)	(27,701)	(4,228)	(108,072)	(244,194)	(37,271)
Net cash provided by financing activities	2,967	30,270	4,620	70,853	30,082	4,591
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,322	1,149	176	4,100	(7,187)	(1,097)
(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(25,542)	27,901	4,259	147,488	10,487	1,601
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	371,524	328,568	50,149	198,494	345,982	52,807

Cash and cash equivalents, restricted cash and escrow receivables at end of period	345,982	356,469	54,408	345,982	356,469	54,408

(1)	We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

39

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.
GAAP MEASURES

The table below sets forth a reconciliation of our net income (loss) to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income (loss)	348	(7,654)	(1,168)	140,350	143,284	21,869
Less: Interest and investment income, net	7,715	(111)	(17)	(72,956)	(72,794)	(11,110)
Add: Interest expense	1,165	1,160	177	5,180	4,476	683
Less: Other income, net	(1,180)	(2,115)	(323)	(7,439)	(7,582)	(1,157)
Add: Income tax expenses	2,628	7,049	1,076	20,562	29,278	4,469
Add: Share of results of equity method investees	(3,545)	(5,992)	(915)	5,733	(6,984)	(1,066)
Income (Loss) from operations	7,131	(7,663)	(1,170)	91,430	89,678	13,688
Add: Share-based compensation expense	8,652	8,632	1,318	31,742	50,120	7,650
Add: Amortization and impairment of intangible assets	4,044	3,415	521	13,388	12,427	1,896
Add: Fine imposed pursuant to China’s Anti-monopoly Law	—	18,228	2,782	—	18,228	2,782
Add: Impairment of goodwill	—	—	—	576	—	—
Adjusted EBITA	19,827	22,612	3,451	137,136	170,453	26,016
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	5,613	7,286	1,112	20,523	26,389	4,028
Adjusted EBITDA	25,440	29,898	4,563	157,659	196,842	30,044

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.
GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Adjusted EBITA for core commerce	28,126	30,680	4,683	165,800	194,512	29,688
Less: Effects of New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others(1)	6,421	13,656	2,084	30,230	34,622	5,285
Marketplace-based core commerce adjusted EBITA(1)	34,547	44,336	6,767	196,030	229,134	34,973

(1)	Starting this quarter, for purposes of presenting our marketplace-based core commerce adjusted EBITA, we expanded the list of new initiative businesses that we break out in order to present the progress of our strategic investments as well as the profitability of our marketplace-based core commerce businesses on a like-for-like basis. The new initiative businesses, which now include our New Retail businesses, Local Consumer Services, Lazada, Taobao Deals, Cainiao Network, and others, represent strategic areas where we are executing to capture incremental opportunities. Comparative figures are presented in the same manner accordingly.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.
GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income (loss) to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income (loss)	348	(7,654)	(1,168)	140,350	143,284	21,869
Add: Share-based compensation expense	8,652	8,632	1,318	31,742	50,120	7,650
Add: Amortization and impairment of intangible assets	4,044	3,415	521	13,388	12,427	1,896
Add: Impairment of investments and goodwill	709	532	81	25,656	14,737	2,250
Add: Loss/Less: Gain on deemed disposals/disposals/ revaluation of investments and others	10,334	3,085	471	(4,764)	(66,305)	(10,120)
Add: Fine imposed pursuant to China’s Anti-monopoly Law	—	18,228	2,782	—	18,228	2,782
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	—	—	—	(71,561)	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	—	—	—	97	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(1,800)	(22)	(4)	(2,429)	(506)	(77)
Non-GAAP net income	22,287	26,216	4,001	132,479	171,985	26,250

(1)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization and impairment of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.
GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings (loss) per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income (loss) attributable to ordinary shareholders – basic	3,162	(5,479)	(836)	149,263	150,308	22,941
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(1)	(2)	—	(48)	(55)	(8)
Net income (loss) attributable to ordinary shareholders – diluted	3,161	(5,481)	(836)	149,215	150,253	22,933
Add: Non-GAAP adjustments to net income (loss)(1)	21,939	33,870	5,169	(7,871)	28,701	4,381
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	25,100	28,389	4,333	141,344	178,954	27,314

Weighted average number of shares on a diluted basis (million shares)(5)	21,822	22,024		21,346	21,982

Diluted earnings (loss) per share(2)(5)	0.14	(0.25)	(0.04)	6.99	6.84	1.04
Add: Non-GAAP adjustments to net income (loss) per share(3)(5)	1.01	1.54	0.24	(0.37)	1.30	0.20

Non-GAAP diluted earnings per share(4)(5)	1.15	1.29	0.20	6.62	8.14	1.24

Diluted earnings (loss) per ADS(2)(5)	1.16	(1.99)	(0.30)	55.93	54.70	8.35
Add: Non-GAAP adjustments to net income (loss) per ADS(3)(5)	8.04	12.31	1.88	(2.95)	10.45	1.59

Non-GAAP diluted earnings per ADS(4)(5)	9.20	10.32	1.58	52.98	65.15	9.94

(1)	See the table above for the reconciliation of net income (loss) to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Diluted earnings (loss) per share is derived from net income (loss) attributable to ordinary shareholders for computing diluted earnings (loss) per share divided by weighted average number of shares on a diluted basis. Diluted earnings (loss) per ADS is derived from the diluted earnings (loss) per share after adjustment to the ordinary share-to-ADS ratio.
(3)	Non-GAAP adjustments to net income (loss) per share is derived from non-GAAP adjustments to net income (loss) divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income (loss) per ADS is derived from the non-GAAP adjustments to net income (loss) per share after adjustment to the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(5)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.
GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities(1)	2,164	24,183	3,691	180,607	231,786	35,378
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(3,881)	(6,043)	(922)	(24,662)	(36,160)	(5,519)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(2,716)	(2)	—	(12,836)	(1,735)	(265)
Less: Changes in the consumer protection fund deposits	219	(18,796)	(2,869)	(12,195)	(21,229)	(3,241)
Free cash flow	(4,214)	(658)	(100)	130,914	172,662	26,353

(1)

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021

	(in millions)
Annual active consumers	674	693	711	726	742	757	779	811

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021

	(in millions)
Mobile MAUs	755	785	824	846	874	881	902	925